Exhibit 99.1

Qunar Reports First Quarter 2014 Financial Results

Revenue Growth Continues to Accelerate in the First Quarter

BEIJING, May 15, 2014  (GLOBE NEWSWIRE) - Qunar Cayman Islands Limited (Nasdaq:QUNR) (“Qunar” or the “Company”), China’s leading search-based travel commerce platform, today announced its unaudited financial results for the first quarter ended March 31, 2014.

Highlights for the First Quarter of 2014

•                  Total revenues for the first quarter of 2014  were RMB335.5 million (US$54.0 million), an increase of 83.6% year-on-year, surpassing the Company’s revenue guidance of a 65-70% year-on-year increase.

•                  Mobile revenues for the first quarter of 2014  were RMB106.3 million (US$17.1 million), an increase of 415.1% year-on-year, representing 31.7% of total revenues, compared to 11.3% in the corresponding period of 2013.

•                  Total Estimated Flight Ticket volume (TEFT) and Total Estimated Hotel Room-night volume (TEHR) for the first quarter of 2014 were 17.5 million and 5.9 million, respectively, an increase of 75.2% and 100.7% year-on-year.

•                  Total number of web and mobile users for the first quarter of 2014  ended March 31, 2014 were 241.0  million and 60.3 million, respectively, an increase of 24.1% and 86.1% year-on- year.

“We witnessed accelerating revenue growth and continued to rapidly gain greater market share across all our business segments in the first quarter,” said Chenchao (CC) Zhuang, chief executive officer and co-founder of Qunar. “We are proud to see our mobile business continue on its rapid growth trajectory. Primarily driven by organic traffic, mobile accounted for 47.7% of our hotel volume and 32.4% of our flight volume in the first quarter, a reflection of the strength of the Qunar brand and our product offerings.

“We are excited that our newer business lines, such as tour packages and attraction tickets, have also been seeing very strong growth,” Mr. Zhuang continued. “We will continue to cement our position as China’s leading end-to-end travel commerce ecosystem by maintaining our focus on technological innovations and sourcing the best and broadest range of products.”

“We are pleased with the returns we are seeing on Qunar’s investments in product sourcing and technology,” said Sam Sun, chief financial officer of Qunar. “Through the rest of the year, we will continue to invest decisively to ensure we are able to capture the huge market opportunities ahead.”

First Quarter 2014  Financial Results

Total revenues for the first quarter of 2014 were RMB335.5 million (US$54.0 million), an increase of 83.6% year-on-year and 33.7% quarter-on-quarter. Mobile revenues for the first quarter of 2014 were RMB106.3 million (US$17.1 million), an increase of 415.1% year-on-year, representing 31.7% of total revenues, compared to 20.5% in the previous quarter. Pay-for-performance (“P4P”) revenues for the first quarter of 2014  were RMB319.1 million (US$51.3 million), an increase of 89.6% year-on-year and 40.5% quarter-on-quarter.

Among the P4P revenues, flight and flight related revenues for the first quarter of 2014 were RMB235.4 million (US$37.9 million), an increase of 89.8% year-on-year. Year-on-year P4P flight revenue growth was primarily due to a 75.2% increase in TEFT and an 8.4% increase in revenue per ticket.

P4P hotel revenues were RMB61.8 million (US$9.9 million), an increase of 54.8% year-on-year. Year-on-year P4P hotel revenue growth was primarily due to a 100.7% increase in TEHR and was slightly offset by a 22.9% decrease in revenue per room night, mainly as a result of coupon- related promotional costs and a decrease in average daily room rates.

Gross profit for the first quarter of 2014  was RMB262.1 million (US$42.2 million), an increase of 76.8% year-on-year. Gross margin was 78.1% for the first quarter of 2014,  compared to 81.1% for the corresponding period of 2013  and 79.8% for the fourth quarter of 2013.  The increase in gross profit was primarily due to the significant increase in overall revenues, and was partially offset by an increase in sales tax and surcharges and an increase in short-message-service fees and online payment processing fees recorded in cost of revenues.

Product development expenses for the first quarter of 2014 were RMB121.3 million (US$19.5 million), an increase of 116.8% year-on-year, primarily due to an increase in salary, welfare and other expenses associated with headcount increases. Excluding share-based compensation expenses, product development expenses increased 103.8% year-on-year, and accounted for 31.6% of total revenues, compared to 28.4% for the corresponding period of 2013  and 39.8% for the fourth quarter of 2013.

Product sourcing expenses for the first quarter of 2014 were RMB38.9 million (US$6.3 million), an increase of 358.2% year-on-year, primarily due to an increase in headcount in the Company’s product sourcing team. Excluding share-based compensation expenses, product sourcing expenses increased 362.7% year-on-year, and accounted for 11.4% of total revenues, compared to 4.5% for the corresponding period of 2013  and 11.3% for the fourth quarter of 2013.

Sales and marketing expenses for the first quarter of 2014 were RMB130.8 million (US$21.0 million), an increase of 158.8% year-on-year, primarily due to an increase in salary and welfare expenses as a result of increased headcount as well as an increase in online marketing expenses. Excluding share-based compensation, sales and marketing expenses increased 157.6% year-on-year, accounting for 38.4% of total revenues, compared to 27.4% for the corresponding period of 2013  and 40.4% for the fourth quarter of 2013.

Online marketing expenses for the Company’s Baidu Zhixin Cooperation for the first quarter of 2014  were RMB66.9 million (US$10.8 million). Online marketing expenses from the Zhixin Cooperation Agreement were recognized ratably over the period of service required to earn each tranche of warrants based upon the estimated exercisable number of the Baidu warrants and the fair value of the warrants at each reporting date.

General and administrative expenses for the first quarter of 2014 were RMB78.3 million (US$12.6 million), an increase of 293.0% year-on-year, primarily due to a substantial increase in share-based compensation expenses and an increase in salary and welfare expenses as a result of an increase in headcount and average salary. Excluding share-based compensation expenses, general and administrative expenses accounted for 11.0% of total revenues, compared to 9.4% for the corresponding period of 2013  and 12.2% for the fourth quarter of 2013.

Operating loss for the first quarter of 2014  was RMB174.1 million (US$28.0 million), compared to operating income of RMB13.3 million in the corresponding period of 2013  and operating loss of RMB100.7 million in the fourth quarter of 2013.  On a non-GAAP basis, which excludes online marketing expenses from the Zhixin Cooperation Agreement of RMB66.9 million, share-based compensation expenses of RMB59.5 million and non-cash expenses relating to free user traffic contributed by Baidu of RMB1.5 million, operating loss for the first quarter of 2014  was RMB46.2 million (US$7.4 million). Operating margin (non-GAAP) for the first quarter of 2014  was negative 13.8%, compared to positive 12.3% in the corresponding period of 2013  and negative 23.3% in the fourth quarter of 2013.

Net loss attributable to Qunar’s shareholders for the first quarter of 2014  was RMB183.6 million (US$29.5 million), compared to net income of RMB24.3 million in the corresponding period of 2013  and net loss of RMB121.6 million in the fourth quarter of 2013. The increased net loss attributable to Qunar’s shareholders was primarily due to continued investment in product development, marketing efforts to drive business growth, and an increase in share-based compensation expenses. Basic and diluted net loss per ADS for the first quarter of 2014  was RMB1.62 (US$0.27).

Adjusted net loss (non-GAAP), defined as net loss excluding online marketing expenses from the Zhixin Cooperation Agreement, share-based compensation expenses and non-cash expenses relating to free user traffic contributed by Baidu, Inc., for the first quarter of 2014  was RMB55.7 million (US$9.0 million), compared to adjusted net income of RMB33.3 million in the corresponding period of 2013  and adjusted net loss of RMB79.4 million in the fourth quarter of 2013.

Adjusted EBITDA (non-GAAP), defined as net loss before income taxes, interest expenses, depreciation and amortization, further adjusted to exclude online marketing expenses from the Zhixin Cooperation Agreement, share-based compensation expenses and non-cash expenses relating to free user traffic contributed by Baidu, Inc., for the first quarter of 2014  was negative RMB45.8 million (US$7.4 million), compared to positive RMB28.5 million in the corresponding period of 2013  and negative RMB46.5 million in the fourth quarter of 2013.

As of March 31, 2014, Qunar had cash, cash equivalents and short-term investments of RMB1.479 billion (US$237.9 million).

As of March 31, 2014, Qunar had 3,869  full-time employees, of which 38.3% were product development personnel and 32.6% were product sourcing personnel.

Business Outlook

For the second quarter of 2014, the Company expects year-on-year revenue growth in the range of 90% to 95%. This forecast reflects Qunar’s current and preliminary view, which is subject to change.

Conference Call

Qunar’s management team will host an earnings conference call at 8:00PM on May 15, 2014, U.S. Eastern Time (08:00AM on May 16, 2014, Beijing Time).

The dial-in details for the live conference call are as follows:

International: +65-6823-2299
U.S.: +1-631-514-2526
UK: +44-20-3078-7622
Hong Kong: +852-5808-3202
Mainland China: 400-120-0539

Passcode for all regions: 1002163

A replay of the conference call may be accessed by phone at the following number until May 22, 2014:

International: +61-2-9641-7900
Passcode: 1002163

Additionally, a live and archived webcast of this conference call will be available at http://investor.qunar.com.

Forward-looking Statements

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995.  These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, quotations from management and the Business Outlook section in this press release, as well as Qunar’s strategic and operational plans, contain forward-looking statements. Qunar may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties.  Statements that are not historical facts, including statements about Qunar’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: the Company’s goals and strategies; its future business development, financial condition and results of operations; the expected growth of the online travel markets in China; the Company’s expectations regarding demand for and market acceptance of its products and services; its expectations regarding our relationships with users and travel service providers; the execution of the business cooperation framework agreement with Baidu; its plans to invest in the technology platform; competition in our industry; fluctuations in general economic and business conditions in China; and relevant government policies and regulations relating to our industry. Further information regarding these and other risks is included in our prospectus and other documents filed with the Securities and Exchange Commission.  All information provided in this press release and in the attachments is as of the date of the press release, and Qunar undertakes no duty to update such information, except as required under applicable law.

About Non-GAAP Financial Measures

To supplement Qunar’s consolidated financial results presented in accordance with United Statements Generally Accepted Accounting Principles (“GAAP”), Qunar also uses Adjusted net income (loss), Adjusted EBITDA and Adjusted operating income (loss) as additional non-GAAP financial measures. These non-GAAP financial measures enable management to assess the Company’s operating results without considering the impact of noncash charges, including share-based payments, depreciation and amortization, expenses relating to free user traffic contributed by Baidu, Inc., and online marketing expenses from the Zhixin Cooperation Agreement. Furthermore, these non-GAAP financial measures eliminate the impact of items that Qunar does not consider indicative of the performance of its business.

Qunar presents these non-GAAP financial measures because they are used by management to evaluate its operating performance, formulate business plans, and make strategic decisions on capital allocation. Qunar also believes that these non-GAAP financial measures provide useful information to investors and others in understanding and evaluating its operating performance and consolidated results of operations in the same manner as management and in comparing financial results across accounting periods and to those of its peer companies. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with GAAP. A limitation of using these non-GAAP financial measures is that these non-GAAP measures do not include all items that impact the Company’s results of operations for the period. The table captioned “Reconciliations of GAAP and non-GAAP Measures” has more details on the reconciliations between GAAP financial measures that are most directly comparable to the non- GAAP financial measures.

Currency Convenience Translation

The United States dollar (US$) amounts disclosed in this press release are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into U.S. dollars is based on the exchange rate set forth in the H.10 statistical release of the Federal Reserve Bank of New York on March 31, 2014,  which was RMB6.2164  to US$1.00. The Company makes no representation that any Renminbi or U.S. dollar amounts could have been, or could be, converted into U.S. dollars or Renminbi, as the case may be, at any particular rate, or at all. The percentages stated are calculated based on the RMB amounts.

About Qunar

Qunar Cayman Islands Limited is the leading search-based commerce platform for the travel industry in China. Qunar’s goal is to empower Chinese travelers to define their travel experience. Founded in May 2005  and headquartered in Beijing, Qunar is committed to providing travelers with a one-stop travel information source on both PC and mobile devices. The Company enables travelers to find the best-value deals by aggregating and processing highly fragmented travel product information from tens of thousands of travel service providers into an organized and user- friendly display through its proprietary technology. According to research firm iResearch, Qunar has ranked No. 1 among all non-state-owned online travel companies in China in terms of monthly unique visitors since November 2010.  Qunar’s mobile application “Qunar Travel” was ranked the most frequently used mobile travel application in China by China Internet Network Information Center in September 2012.

Leveraging its large user base and advanced technologies, the Company provides an attractive value proposition to its customers, which include travel service providers and display advertisers.

Qunar means “where to go” in Mandarin Chinese.

Qunar Cayman Islands Limited
Condensed Consolidated Balance Sheets

	December 31, 2013	March 31, 2014	March 31, 2014
(In thousands)	RMB	RMB	USD
	Audited	Unaudited	Unaudited
ASSETS

Current assets:
Cash and cash equivalents	980,129	734,612	118,173
Restricted cash	163,506	159,040	25,584
Funds receivable	241,122	244,670	39,359
Short-term investments	485,945	744,212	119,718
Accounts receivable, net	99,892	99,840	16,061
Due from related parties	10,000	10,000	1,609
Prepayments and other current assets	66,104	74,450	11,975
Deferred tax assets, current	8,436	10,686	1,719
Total current assets	2,055,134	2,077,510	334,198

Non-current assets:
Property and equipment, net	45,690	56,504	9,090
Long-term Investment	—	18,629	2,997
Other non-current assets	23,951	43,080	6,930
Total non-current assets	69,641	118,213	19,017
Total assets	2,124,775	2,195,723	353,215

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities:
Customer advances and deposits	164,679	184,928	29,748
Due to related parties	4,492	10,606	1,706
Accounts payable	5,087	17,393	2,798
Salaries and welfare payable	85,977	86,501	13,915
Income tax payable	5,764	7,520	1,210
Accrued expenses and other current liabilities	438,486	487,091	78,356
Warrant liability	—	67,347	10,834
Total current liabilities	704,485	861,386	138,567

Non-current liabilities:
Non-current liabilities	57,863	59,736	9,609
Total non-current liabilities	57,863	59,736	9,609

Total liabilities	762,348	921,122	148,176

Shareholders’ equity:
Class A ordinary shares	1,914	1,914	308
Class B ordinary shares	240	240	39
Additional paid-in capital	1,788,167	1,847,723	297,234
Accumulated other comprehensive (loss) income	(28,476)	7,721	1,242
Accumulated deficit	(399,418)	(582,997)	(93,784)
Total shareholders’ equity	1,362,427	1,274,601	205,039
Total liabilities and shareholders’ equity	2,124,775	2,195,723	353,215

Qunar Cayman Islands Limited
Condensed Consolidated Statements of Operations

		Three Months Ended
(In thousands except for number of shares and per share(ADS)	March 31, 2013	December 31, 2013	March 31, 2014	March 31, 2014
data)	RMB	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited	Unaudited
Revenues
Pay-for-performance services(*)	168,314	227,082	319,097	51,331
Display advertising services	11,629	19,544	15,566	2,504
Other services(*)	2,735	4,343	809	130
Total revenues	182,678	250,969	335,472	53,965
Cost of Revenues	(34,435)	(50,793)	(73,347)	(11,799)
Gross profit	148,243	200,176	262,125	42,166
Operating expenses:
Product developments (Note 1)	(55,938)	(107,905)	(121,278)	(19,509)
Product sourcing (Note 1)(**)	(8,493)	(29,572)	(38,919)	(6,261)
Sales and marketing (Note 1)(**)	(50,546)	(104,195)	(130,788)	(21,039)
General and administrative (Note 1)	(19,928)	(59,184)	(78,324)	(12,600)
Online marketing expense for Baidu Zhixin Cooperation	—	—	(66,946)	(10,769)
Operating income (loss)	13,338	(100,680)	(174,130)	(28,012)
Interest (expense) income, net	(90)	3,455	10,087	1,623
Foreign exchange (loss) income, net	(94)	1,799	(17,423)	(2,803)
Other income, net	227	72	191	31
Income (Loss) before income taxes	13,381	(95,354)	(181,275)	(29,161)
Income tax benefit (expense)	10,901	(26,201)	(2,304)	(371)
Net income (loss) attributable to ordinary shareholders	24,282	(121,555)	(183,579)	(29,532)

Income (loss) per share for ordinary shares
Net income (loss) per ordinary share—basic	0.08	(0.37)	(0.54)	(0.09)
Net income (loss) per ordinary share—diluted	0.08	(0.37)	(0.54)	(0.09)

Income (loss) per ADS (each ADS represents three class B ordinary shares):
Net income (loss) per ADS—basic	0.24	(1.11)	(1.62)	(0.27)
Net income (loss) per ADS—diluted	0.24	(1.11)	(1.62)	(0.27)

Weighted average number of ordinary shares
Ordinary shares
Basic	288,181,197	—	—	—
Diluted	305,147,925	—	—	—
Class A ordinary shares
Basic	—	303,022,271	302,850,254	302,850,254
Diluted	—	303,022,271	302,850,254	302,850,254
Class B ordinary shares
Basic	—	25,407,065	39,332,950	39,332,950
Diluted	—	328,429,336	342,183,204	342,183,204

Note 1: Includes share-based compensation expenses as follows:
Product developments	(3,973)	(7,975)	(15,384)	(2,475)
Product sourcing	(216)	(1,259)	(620)	(100)
Sales and marketing	(572)	(2,854)	(2,063)	(332)
General and administrative	(2,825)	(28,606)	(41,417)	(6,663)
Total share-based compensation expenses	(7,586)	(40,694)	(59,484)	(9,570)

*Also includes revenue from group-buying business, which was reclassified from “other revenue”, as the commission of group-buying is earned on pay-for-performance basis. Comparative amounts for the prior periods have been reclassified to conform to the current period presentation.

**Expenses incurred to develop and maintain the network of our travel service providers were recorded as product sourcing expenses as a separate line item. Comparative amounts for the prior periods have been reclassified from “sales and marketing expenses” to “product sourcing expenses” to conform to the current period presentation.

Reconciliations of GAAP and non-GAAP measures (in thousands)

	Three Months Ended
	March 31, 2013	December 31, 2013	March 31, 2014	March 31, 2014
	RMB	RMB	RMB	USD
	Unaudited	Unaudited	Unaudited	Unaudited
Net loss attributable to ordinary shareholders	24,282	(121,555)	(183,579)	(29,532)
Add:
Share-based compensation expenses	7,586	40,694	59,484	9,569
Non-cash expenses relating to free user traffic contributed by Baidu	1,480	1,480	1,490	240
Online marketing expense for Baidu Zhixin Cooperation	—	—	66,946	10,769
Adjusted net income (loss)(non-GAAP)(*)	33,348	(79,381)	(55,659)	(8,954)
Income tax (benefit) expense	(10,901)	26,201	2,304	371
Depreciation and amortization	5,331	6,557	7,580	1,219
Interest expense	674	82	—	—
Adjusted EBITDA (non-GAAP) (**)	28,452	(46,541)	(45,775)	(7,364)
Operating income (loss)	13,338	(100,680)	(174,130)	(28,012)
Share-based compensation expenses	7,586	40,694	59,484	9,569
Non-cash expenses relating to free user traffic contributed by Baidu	1,480	1,480	1,490	240
Online marketing expense for Baidu Zhixin Cooperation	—	—	66,946	10,769
Adjusted operating income (loss)(non-GAAP)(***)	22,404	(58,506)	(46,210)	(7,434)

*Adjusted net income (loss) (non-GAAP), defined as net income (loss) excluding share-based compensation expenses, non-cash expenses relating to free user traffic contributed by Baidu, Inc. and online marketing expenses for Baidu Zhixin Cooperation.

** Adjusted EBITDA (non-GAAP), defined as net income (loss) before income taxes, interest expenses, depreciation and amortization, further adjusted to exclude share-based compensation expense, non-cash expenses relating to free user traffic contributed by Baidu, Inc. and online marketing expenses for Baidu Zhixin Cooperation.

*** Adjusted operating income (loss)(non-GAAP), defined as operating income (loss) excluding share-based compensation expenses, non-cash expenses relating to free user traffic contributed by Baidu, Inc. and online marketing expenses for Baidu Zhixin Cooperation.

CONTACT: For more information, please contact:

China
Jenna Qian
Qunar
Tel: 8610 5760 3609
ir@qunar.com / press@qunar.com

Nick Beswick
Brunswick Group
Tel: +86-10-5960-8600
Email: qunar@brunswickgroup.com

U.S.
Cindy Zheng
Brunswick Group
Tel: +1-212-333-3810
Email: qunar@brunswickgroup.com